SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 12)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company)

BRIGHAM EXPLORATION COMPANY

(Names of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178103

(CUSIP Number of Class of Securities)

Kari A. Potts

General Counsel and Corporate Secretary

Brigham Exploration Company

6300 Bridge Point Parkway, Building 2, Suite 500

Austin, Texas 78730

(512) 427-3300

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Joe Dannenmaier

Amy Curtis

Kenn Webb

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, TX 75201-2533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 and amended on November 1, 2011, November 4, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, November 22, 2011, November 23, 2011, November 30, 2011, December 1, 2011 and December 6, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on October 28, 2011, as amended. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following three paragraphs under the heading “Completion of the Offer” immediately prior to the subsection under the heading “Forward-Looking Statements”:

“The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011. On December 8, 2011, Parent and the Company issued a joint press release announcing that the Depositary has advised Parent and Purchaser that, as of the end of the subsequent offering period, approximately 109,400,459 Shares had been validly tendered and not validly withdrawn pursuant to the Offer prior to the expiration date of the subsequent offering period, which, when combined with the 6,249,857 shares that were purchased by Purchaser from the Company on December 5, 2011, represent approximately 92.6% of the total outstanding Shares as of December 7, 2011. Purchaser has accepted for payment, and has stated that it expects to promptly pay for, all Shares validly tendered and not validly withdrawn on or prior to the end of the subsequent offering period.

As the final step in the acquisition process, Parent and Purchaser have stated that they expect to effect a short-form merger of Purchaser with and into the Company under Delaware law as promptly as practicable, with the Company surviving. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares then owned by Parent, the Company or any of their respective direct or indirect wholly owned subsidiaries, and (ii) Shares that are held by any stockholders of the Company who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding and will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

A copy of the joint press release announcing the results of the subsequent offering period relating to the Offer and the intention to effect the Merger is filed as Exhibit (a)(1)(W) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(B)	Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(D)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(G)	Press Release issued by the Company dated October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

(a)(1)(H)	Investor Presentation of Parent (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Purchaser with the SEC on October 17, 2011)

(a)(1)(I)	Transcript of Investor Briefing Teleconference of Parent (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(J)	English Translation of Norwegian Investor Briefing Teleconference Transcript of Parent (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(K)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to the Schedule 14D-9)*

(a)(1)(L)	Press Release issued by Parent dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(M)	Press Release issued by Parent dated October 17, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)

(a)(1)(N)	Form of letter from Parent to the Company’s employees, dated October 20, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 20, 2011)

(a)(1)(O)	Investor Presentation of Parent by Chief Executive Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(P)	Investor Presentation of Parent by Chief Financial Officer, dated October 27, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(Q)	Transcript of Analyst Teleconference of Parent held on October 27, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(R)	English Translation of Transcript of Press Conference of Parent held by Chief Executive Officer on October 27, 2011 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)

(a)(1)(S)	Notice to Participants in Brigham, Inc. 401(K) Plan **

(a)(1)(T)	Frequently Asked Questions available to Employees of the Company***

(a)(1)(U)	Press Release dated November 22, 2011****

(a)(1)(V)	Press Release dated December 1, 2011******

(a)(1)(W)	Press Release dated December 8, 2011********

(a)(2)(A)	Letter, dated October 28, 2011, to the Company’s stockholders*

(a)(2)(B)	Opinion of Jefferies & Company, Inc., dated October 16, 2011 (included as Annex B to the Schedule 14D-9)*

(e)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(2)	Confidentiality Agreement, dated as of December 29, 2010, between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(3)	Tender and Voting Agreement, dated as of October 17, 2011, by and among Parent, Purchaser and the directors and executive officers of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)

(e)(4)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Ben M. Brigham*

(e)(5)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and David T. Brigham*

(e)(6)	Employment and Consulting Agreement, dated as of October 17, 2011, by and between the Company, Brigham, Inc. and Eugene B. Shepherd, Jr.*

(e)(7)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and Jeffery E. Larson*

(e)(8)	Terms and Conditions of Continued Employment, dated as of October 16, 2011, by and between Statoil Gulf Services LLC and A. Lance Langford*

(e)(9)	Letter Agreement amending Agreement and Plan of Merger, dated October 27, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(7) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(10)	Non-Solicitation Agreement, dated June 17, 2011, by and among Parent and the Company (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)

(e)(11)	Understanding Regarding Name Usage, dated November 3, 2011, by and among the Company, Brigham, Inc., Brigham Oil & Gas, L.P., Statoil USA Properties Inc., and Ben M. Brigham**

(e)(12)	Amendment to Terms and Conditions of Continued Employment, dated as of November 30, 2011, by and between Statoil Gulf Services LLC and Jeffery E. Larson*****

(e)(13)	Amendment to Terms and Conditions of Continued Employment, dated as of November 30, 2011, by and between Statoil Gulf Services LLC and A. Lance Langford*****

(e)(14)	Subscription Agreement, dated December 5, 2011, by and between the Company and Merger Sub*******

(g)(1)	Transcript of oral presentations by certain executive officers to the Company’s employees, on October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

*	Previously filed with the Schedule 14D-9 on October 28, 2011.

**	Previously filed with Amendment No. 3 to the Schedule 14D-9 on November 7, 2011.

***	Previously filed with Amendment No. 7 to the Schedule 14D-9 on November 22, 2011.

****	Previously filed with Amendment No. 8 to the Schedule 14D-9 on November 23, 2011.

*****	Previously filed with Amendment No. 9 to the Schedule 14D-9 on November 30, 2011.

******	Previously filed with Amendment No. 10 to the Schedule 14D-9 on December 1, 2011.

*******	Previously filed with Amendment No. 11 to the Schedule 14D-9 on December 6, 2011.

********	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BRIGHAM EXPLORATION COMPANY
Date: December 8, 2011

	By:	/s/ Kari A. Potts
Name: Kari A. Potts Title: General Counsel and Secretary